FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1
Name and Address of Company

Auryn Resources Inc. (the “Company”)

1199 West Hastings Street, Suite 600

Vancouver, British Columbia, Canada, V6E 3T5

Item 2
Date of Material Change

February 27, 2020

Item 3
News Release

A news release was issued by the Company through newswire services on February 27, 2020.

Item 4
Summary of Material Change

The Company completed a second allotment in its previously announced non-brokered private placement for gross proceeds of CAD$4,900,000.00 by issuing an additional 3,062,500 common shares of the Company at a price of CAD$1.60 per common share.

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

On February 27, 2020, due to increased interest, the Company closed a second allotment in its previously announced non-brokered private placement through the issuing of an additional 3,062,500 common shares (the “Shares”) priced at CAD$1.60 per Share for gross proceeds of CAD$4,900,900.00 (the “Offering”). Auryn raised a total of CAD$15,000,000.00 through the issuance of 9,375,000 common shares in February 2020. No commissions were paid on the second allotment.

Proceeds from the Offering will be used to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.

The Shares issued under the Offering are subject to a four-month hold period under Canadian securities laws. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act’), and have not been offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any Shares sold to investors in the United States are “restricted securities” and subject to restrictions on resale under the U.S. Securities Act.

5.2
Disclosure for Restructuring Transactions

Not applicable.

Item 6
Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7
Omitted Information

Not applicable.

Item 8
Executive Officer

Shawn Wallace

President and Chief Executive Officer

Telephone: (778) 729 - 0600

Item 9
Date of Report

March 9, 2020.